Exhibit 99.1
23 June 2009
AGM dates and remuneration amendments
James Hardie today announced, as required by ASX listing rule 3.13.1, that it will hold its 2009 Annual General Meeting in The Netherlands on Friday, 21 August 2009. The AGM will be preceded by an Annual Information Meeting, to be held in Sydney on Tuesday, 18 August 2009.
The AGM will consider amendments to the remuneration framework for the company’s Managing Board. The proposed remuneration framework will also apply to the members of the company’s Senior Leadership Team.
The proposed changes continue the remuneration policy for the Managing Board approved by shareholders in 2005, with modifications to the underlying remuneration framework for fiscal year 2010.
A change planned for fiscal year 2010 is to make some of the Long term Incentive Target (LTI Target) for the Managing Board directors subject to “negative discretion” by the company’s Remuneration Committee based on quantitative and qualitative Scorecard objectives with financial, strategic, business, customer and people components. The remaining proportion of the LTI Target will continue to be based on the company’s relative total shareholder return to its peer group.
“The Scorecard components have been chosen because they are strategically important to long-term creation of shareholder value,” said Michael Hammes, Chairman of James Hardie Industries. “When the scorecard is measured at the conclusion of the three-year performance period in May 2012, the Remuneration Committee and Supervisory Board will determine whether all, some, or none of the awards under these plans are granted. The Scorecard can only be applied to reduce the value of the LTI and cannot be applied to enhance the maximum reward that can be received.”
The Scorecard components are primary demand growth, product mix shift, performance against the company’s ‘Zero to the Landfill goal’, safety, legacy issues, strategic positioning, managing during the economic crisis and talent management/development.
Subject to relevant shareholder approval as appropriate, the key amendments to the remuneration framework in fiscal year 2010 are:
▪	Making 70% of the LTI Target quantum subject to negative discretion based on the Scorecard in May 2012. The remaining 30% of LTI Target quantum will continue to be based on relative total shareholder return with no negative discretion applicable.

▪	Moving short-term incentive and long-term incentive closer to the Supervisory Board’s preferred target mix compared with fiscal year 2009, by re-allocating only 40% of LTI Target quantum temporarily to the STI Target quantum (compared with 70% in fiscal year 2009). This 40% of LTI Target quantum will be evaluated against fiscal year 2010 EBIT goals in May 2010 and again against the Scorecard in May 2012.

▪	Paying the remaining 30% of LTI Target in cash in May 2012 based on changes in the value of the company’s shares and performance against the Scorecard.

▪	Indexing the EBIT goal under the STI Target for changes to housing starts in Asia Pacific as well as the current indexing for the US business.

▪	Paying all STI Target payments in a mixture of shares and restricted stock rather than cash for better shareholder alignment and cash flow considerations.

▪	Making all incentive payment vehicles have a final realisable value based on the company’s share price.

▪	Introducing target stock ownership guidelines for the Managing Board and senior executives.
Further details of the remuneration framework, and the changes proposed for fiscal year 2010 will be set out in the Remuneration Report in the 2009 annual report and in the 2009 Notice of Meetings.
Media/Analyst Enquiries:
Sean O’Sullivan
Vice President, Investor and Media Relations

Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218

Disclaimer
This company statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the US Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and for US purposes such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
▪	statements about our future performance;

▪	projections of our results of operations or financial condition;

▪	statements regarding our plans, objectives or goals, including those relating to our strategies, initiatives, competition, acquisitions, dispositions and/or our products;

▪	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

▪	expectations that our credit facilities will be extended or renewed;

▪	expectations concerning dividend payments;

▪	statements concerning our corporate and tax domiciles and potential changes to them;

▪	statements regarding tax liabilities and related audits and proceedings;

▪	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

▪	expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

▪	expectations concerning indemnification obligations; and

▪	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 8 July 2008, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by our current and former subsidiaries; required contributions to the Asbestos Injuries Compensation Fund and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; the concentration of our customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in our key management personnel; and all other risks identified in our reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate). We caution that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.